DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


05006617

File No. 82-5151

March 16, 2005

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release dated March 11, 2005, entitled "Telefônica Data Brasil Holding S.A. Announces the General Shareholders' Meeting."

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

Enclosure



TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces the General Shareholders' Meeting

File No. 82-5151

March 11, 2005 (01 page)

For more information, please contact:

Daniel de Andrade Gomes
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil, March 11, 2005) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced that it will hold the General Shareholders' Meeting on March 30, 2005 at 15:00 São Paulo time, at Av. Brigadeiro Faria Lima #1188 (Auditorium), in the Capital of the State of São Paulo, to discuss the following agenda:

1. Be posted by the Managers on the results, assess, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2004;
2. Deliberate on the allocation of the results of the fiscal year 2004;
3. Appoint the members of the Audit Committee;
4. Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

General Instructions

A) The corresponding powers-of-attorney for the Meeting must be filed at the Company's headquarters, at Avenida Brigadeiro Faria Lima #1188, São Paulo-SP, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on March 28, 2005 at 15:00 hours. Such powers-of-attorney must contain special powers and be accompanied with the company's acts and/or documents that prove the representation of the shareholder, in the case of legal entities.

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company's headquarters an abstract of their shareholding position issued by the custodian entity after March 28, 2005.

São Paulo, March 11, 2005

Fernando Xavier Ferreira
Vice-Chairman, Board of Directors